ALTI Private Equity Access and Commitments Fund

June 27, 2023

VIA EDGAR AND OVERNIGHT MAIL

Laura J. Riegel, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access and Commitments Fund and ALTI, LLC File No. 812-15404

Dear Ms. Riegel:

This letter is in response to written comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 21, 2023 regarding an application for exemptive relief (the “Application”) relating to the ALTI Private Equity Access and Commitments Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	On the outside cover page and inside cover page, in the captions that indicate the requested relief, and in Section I, third paragraph, penultimate sentence (“Any of the Funds relying on…”), before the defined term “Application”, please clarify that the filed Application is the Second Amended and Restated Application.

The Fund has updated the Application as requested.

2.	On the outside cover page, please delete information on the initial application.

The Fund has updated the Application as requested.

3.	To the extent the Commission issues a notice of the filing of this Application giving interested persons an opportunity to request a hearing on the matter, if the Applicants would like to receive any hearing requests by e-mail, please provide e-mail address(es) for the Applicants. Such e-mail address(es) will be included in any notice issued of this Application. See Division of Investment Management Staff Statement on Hearing Requests on Applications Filed Under the Investment Company Act of 1940 and the Investment Advisers Act of 1940, IM-INFO-2020-03 (Apr. 2020), https://www.sec.gov/files/im-info-2020-03.pdf.

The Fund has updated the Application as requested.

4.	In Section 1, please replace the fourth paragraph with the following:

The Trust intends to make a continuous public offering of its Shares. The Trust’s initial registration statement filed on Form N-2 seeking to register Shares of beneficial interest under the Act (“Initial Registration Statement”), which has not yet been declared effective by the Commission, seeks to register two initial classes of Shares, “Class A Shares” and “Class D Shares,” each with its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. If the Trust’s Initial Registration Statement is declared effective prior to receipt of the requested relief, the Trust will only offer one class of shares, the Class [ ] Shares, until receipt of the requested relief. Shares of the Trust will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act of 1933, as amended. Any future placement agent or distributor/principal underwriter of the Funds will be unaffiliated with the Adviser.

The Fund has updated the Application as requested.

5.	In Section I, please insert a paragraph, positioned as the penultimate paragraph in the Section, which clarifies whether Class A Shares and Class D Shares, respectively, may, will, or will not be subject to front-end sales charges, service fees, distribution fees, distribution fees and/or service fees, or an Early Repurchase Fee. At the end of the paragraph, please state: “The Funds may in the future offer additional classes of Shares and/or another sales charge structure.”.

The Fund has updated the Application as requested.

6.	In Section II.B, last paragraph, last sentence, please replace “registration statement” with the defined term “Initial Registration Statement”.

The Fund has updated the Application as requested.

7.	In Section II.C, please conform to precedent, re-inserting from the application that Applicants used as a model, the second paragraph in Section II.C of the model application, positioning it in the Application as done in the model. Please delete the second, third, fourth, and last paragraphs of the Section because they provide a level of detail on Applicants that is unnecessary for the requested relief.

The Fund has updated the Application as requested.

8.	In Section V.C, fourth paragraph, please lower case “Distribution and Service Plan(s)” since the term is undefined.

The Fund has updated the Application as requested.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/ Anna Pinedo

Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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